United States securities and exchange commission logo





                             December 3, 2021

       Jamie Kurshid
       Chief Executive Officer
       Financial Strategies Acquisition Corp.
       2626 Cole Avenue, Suite 300
       Dallas, Texas 75204

                                                        Re: Financial
Strategies Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 24,
2021
                                                            File No. 333-260434

       Dear Mr. Kurshid:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2021 letter.

       Amended Registration Statement on Form S-1/A filed November 24, 2021

       Exhibits

   1. Please obtain and file an updated consent from your independent registered accounting firm. The consent
should not be dual dated but should refer to the dual date of the audit report.
               You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-
       3395 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Jim Lopez at 202-551-3536 with any other questions.
 Jamie Kurshid
Financial Strategies Acquisition Corp.
December 3, 2021
Page 2


FirstName LastNameJamie Kurshid                       Sincerely,
Comapany NameFinancial Strategies Acquisition Corp.
                                                      Division of Corporation
Finance
December 3, 2021 Page 2                               Office of Real Estate &
Construction
FirstName LastName